BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783


BAA

09 April 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA


03022270

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Alison Livesley**
Head of Investor Relations

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 9 April 2003

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargoed until 0700 hrs Wednesday 9 April 2003

BAA ANNOUNCES MARCH TRAFFIC FIGURES

BAA's seven UK airports handled a total of 9.7 million passengers in March, a decrease of 3.1% compared with March 2002, due to the Easter holidays falling much later this year and the impact of the war in the Middle East.

It is not possible to accurately assess the impact of the many varied events affecting the March traffic figures - Middle Eastern hostilities, SARS and the effect of the late Easter holidays - but our internal planning assumption was that the timing of Easter would reduce traffic by between 2-3% in the month of March.

Heathrow was the worst affected by the war and change of Easter dates, down 8.1%, followed by Gatwick, down 6.2% and Aberdeen dropped 1.3%. Other BAA airports experienced traffic growth, with Stansted up 17.4%, Glasgow up 4.6%, Edinburgh up 6.1% and Southampton grew by 1.7%.

For the month, North Atlantic traffic dropped 8.9% and other long haul routes fell by 12.4%. European charter traffic was down 10.2% largely reflecting the movement of the Easter break.

The number of air transport movements rose 2.4% in March compared to last year and cargo added 5.1%, totalling 0.15 million metric tonnes.

Mf.../

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659



Full financial year

In BAA's full financial year (1 April 2002 to 31 March 2003), traffic was up 4.7% against the previous year with growth at Heathrow, up 4.3%, Stansted up 18.9%, Edinburgh up 13.1%, Glasgow up 7.7% and Aberdeen up 0.9%.

Gatwick, down 2.8%, continued to be worst impacted by the knock on effect of September 11, 2001 and Southampton fell by 5.5%. Domestic routes performed well for the year, up 11.3%, followed by European scheduled routes, up 5.6%, and Irish routes up 2.7%. North Atlantic and other long haul traffic gained a little ground, up 0.9% and 0.6% respectively.

In BAA's financial year, air transport movements rose by 1% and cargo rose by 5.9%, with 1.7 million tonnes of cargo transported through the seven UK airports.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield, BAA plc**
Tel:+44 (0) 20 7932 6654

City enquiries: **Steven Olivant/Maureen Spence, BAA plc**
Tel: +44 (0) 20 7932 6776

BAA Traffic Summary : March 2003

Terminal Passengers (000s)	Month	% Change*	Financial Year 12 months to Mar 2003	% Change**
Heathrow	4,861.1	-8.1	62,954.2	4.3
Gatwick	2,135.5	-6.2	29,641.8	-2.8
Stansted	1,332.0	17.4	16,745.7	18.9
London Area Total	**8,328.6**	**-4.3**	**109,341.7**	**4.2**
Southampton	63.2	1.7	794.4	-5.5
Glasgow	560.3	4.6	7,900.8	7.7
Edinburgh	595.5	6.1	7,072.4	13.1
Aberdeen	195.2	-1.3	2,574.5	0.9
Scottish Total	**1,351.0**	**4.3**	**17,547.7**	**8.7**
BAA Total	**9,742.7**	**-3.1**	**127,683.9**	**4.7**

Air Transport Movements	Month	% Change*	Financial Year 12 months to Mar 2003	% Change**
Heathrow	38,265	-0.0	461,135	1.2
Gatwick	18,392	0.5	237,301	-0.6
Stansted	13,672	21.9	161,934	7.8
London Area Total	**70,329**	**3.8**	**860,370**	**1.8**
Southampton	2,184	-3.7	27,831	-1.9
Glasgow	6,878	3.0	88,734	-2.6
Edinburgh	8,723	-0.9	106,210	4.4
Aberdeen	6,319	-5.2	80,980	-6.1
Scottish Total	**21,920**	**-1.0**	**275,924**	**-1.1**
BAA Total	**94,433**	**2.4**	**1,164,125**	**1.0**

Cargo (Metric Tonnes)	Month	% Change*	Financial Year 12 months to Mar 2003	% Change**
Heathrow	111,287	5.2	1,253,055	7.4
Gatwick	20,959	-5.7	240,080	-8.7
Stansted	17,701	17.0	192,154	15.1
London Area Total	**149,947**	**4.8**	**1,685,289**	**5.6**
Southampton	25	-19.4	380	12.9
Glasgow	239	1.2	5,427	0.6
Edinburgh	1,821	50.7	23,041	48.6
Aberdeen	286	-14.9	3,607	-14.3
Scottish Total	**2,346**	**31.7**	**32,075**	**27.7**
BAA Total	**152,318**	**5.1**	**1,717,744**	**5.9**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of March 2002

** compared to the twelve months to March 2002

Market Comparison: March 2003

Market	*BAA Total Mar-02 (000s)*	*BAA Total Mar-03 (000s)*	*% Change*
Domestic	1,948	2,081	6.8
Eire	515	500	-2.8
European Scheduled	3,741	3,716	-0.7
European Charter*	797	716	-10.2
North Atlantic	1,439	1,312	-8.9
Other Long Haul	1,617	1,417	-12.4
Total	**10,058**	**9,743**	**-3.1**

Market Comparison: Financial Year 2002-03

Market	*BAA Total Apr 01 - Mar 02 (000s)*	*BAA Total Apr 02 - Mar 03 (000s)*	*% Change*
Domestic	22,178	24,674	11.3
Eire	6,153	6,318	2.7
European Scheduled	44,701	47,222	5.6
European Charter*	13,336	13,647	2.3
North Atlantic	17,655	17,819	0.9
Other Long Haul	17,897	18,005	0.6
Total	**121,920**	**127,684**	**4.7**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary